As filed with the Securities and Exchange Commission on July 5, 1996 Registration No. 333-___________
===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933


                      VETERINARY CENTERS OF AMERICA, INC.
            (Exact name of Registrant as specified in its charter)
     DELAWARE                                                   95-4097995
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                              Identification No.)

             3420 OCEAN PARK BOULEVARD, SUITE 1000,
         SANTA MONICA, CALIFORNIA  90405  (310) 392-9599
              (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                 ROBERT ANTIN
                     3420 OCEAN PARK BOULEVARD, SUITE 1000
                                 SANTA MONICA
                               CALIFORNIA  90405
(310) 392-9599
           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                --------------
                                  Copies to:

C.N. FRANKLIN REDDICK, III, ESQ.
JULIE M. KAUFER, ESQ.
TROOP MEISINGER STEUBER & PASICH, LLP
10940 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
(310) 824-7000

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
    If the only securities on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
                             Proposed        Proposed
Title of Shares   Amount      Maximum         Maximum
     to be         to be   Offering Price    Aggregate        Amount of
  Registered    Registered   Per Share(1)  Offering Price    Registration Fee
- -------------------------------------------------------------------------------

Common Stock     460,563      $ 22.00     $ 10,132,386.00        $ 3,493.93

     (1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the average high and low prices of Registrant's Common Stock reported on the Nasdaq National Market on June 28, 1996.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

                                  PROSPECTUS



                      VETERINARY CENTERS OF AMERICA, INC.
                        460,563 SHARES OF COMMON STOCK
                         (par value $0.001 per share)
                                 ____________

    This Prospectus relates to the sale of an aggregate of 460,563 shares (the "Shares") of the common stock, par value $.001 per share (the "Common Stock") of Veterinary Centers of America, Inc. (the "Company" or "VCA") offered for the account of certain stockholders of the Company (the "Selling Stockholders"). The Common Stock offered by the Selling Stockholders was acquired by the Selling Stockholders, as full or partial consideration in connection with certain acquisitions by the Company. See "Selling Stockholders and Plan of Distribution." The Selling Stockholders may from time to time sell all or a portion of the Common Stock which may be offered by them under this Prospectus in routine brokerage transactions in the over-the-counter market, at prices and terms prevailing at the time of sale. The Selling Stockholders may also make private sales directly or through brokers. The Selling Stockholders may pay customary brokerage fees, commissions and expenses. The Company will pay all other expenses of the offering. The Selling Stockholders and the brokers executing selling orders on behalf of the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in which event commissions received by such brokers may be deemed underwriting commissions under the Act.

    The Company will not receive any proceeds from the sale of the Common Stock offered by the Selling Stockholders hereby.

    The Common Stock is quoted on the National Association of Securities Dealers, Inc., National Market System ("Nasdaq National Market") under the symbol "VCAI." On July 1, 1996, the closing price for the Common Stock on the Nasdaq National Market was $22.63.

    SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMPANY'S COMMON STOCK.

                                _______________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




                 The date of this Prospectus is July 3, 1996

                             AVAILABLE INFORMATION

     VCA is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission:
Seven World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Chicago, Illinois 60661. Copies of the material can be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock is traded on the Nasdaq National Market and the Company's reports, proxy or information statements, and other information filed with the Nasdaq National Market may be inspected by Nasdaq's offices at 1735 K Street, N.W., Washington, D.C. 20006.

     This Prospectus omits certain of the information contained or incorporated by reference in the registration Statement of which this Prospectus is a part, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Any statement contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by this reference.


                            ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form S-3 (the "Registration Statement) under the Securities Act of 1933, as amended (the "Act") with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto.
For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement, exhibits and schedules which may be obtained from the Commission's principal office in Washington, D.C., upon payment of the fees prescribed by the Commission. Statements contained in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which this Prospectus forms a part, each such statement being qualified in all respects by such reference.
                             ____________________

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission pursuant to the 1934 Act, are incorporated by reference into this
Prospectus:

     (1) Registrant's Annual Report on Form 10-K for the year ended December 31, 1995;

     (2) Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; and

     (3) Registrant's Reports on Form 8-K, filed on February 21, 1996, March 5, 1996, March 15, 1996 (as amended on April 12, 1996 and April 18, 1996),
March 25, 1996, April 4, 1996, April 12, 1996, April 17, 1996 and
July 3, 1996.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the securities covered by this Prospectus shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such documents. Any statement contained herein or in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the oral or written request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are expressly incorporated by reference into such documents). Written requests for such copies should be directed to Tomas Fuller, Chief Financial Officer, Veterinary Centers of America, Inc. 3420 Ocean Park Boulevard, Suite 1000, Santa Monica, California 90405. Telephone inquiries may be directed to Veterinary Centers of America, Inc., at (310) 392-9599.

                                  THE COMPANY

     Veterinary Centers of America. Inc. ("VCA" or the "Company") was founded in 1986 and is a leading companion animal health care company. The Company has established a premier position in the animal hospital and veterinary diagnostic laboratory segments and has an emerging presence in the premium pet food segment. The Company operates the largest network of free-standing, full service animal hospitals in the country. This network has grown from one animal hospital in 1988 to 80 full service animal hospitals located in 16 states at June 20, 1996. As a leader in the industry, the Company employs more veterinarians than any single private-sector employer. The Company's network includes privately owned teaching hospitals which provide clinical training for recent veterinary school graduates. In addition, the Company operates the largest network of veterinary-exclusive laboratories in the nation with three full service laboratories and eight smaller STAT (quick response) laboratories servicing over 8,000 animal hospitals located in 40 states across the United States. The Company also markets both a life-stage and a therapeutic line of premium pet foods through Vet's Choice, a joint venture with Heinz Pet Products, an affiliate of H.J. Heinz Company.

     The Company operates in three market segments which had total domestic revenues in 1994 of approximately $10.0 billion, composed of approximately $8.2 billion for veterinary care (animal hospitals and veterinary diagnostic laboratories) and $1.8 billion for premium pet food. The animal hospital industry is highly fragmented with approximately 115 million dogs and cats in the United States being cared for by an estimated 55,000 veterinarians practicing at 16,000 animal hospitals. These animal hospitals are primarily single site, sole practitioner facilities. The Company believes that its larger size and multi-site network offer advantages to the veterinary professional and consumer alike. The Company's size and breadth of operations enable it to leverage corporate overhead, centralize administrative functions, realize economies of scale in purchasing and other administrative functions, enhance medical care through specialists and state of the art equipment and technology and free the veterinary professional from administrative tasks, thereby allowing the veterinarian greater time to practice veterinary medicine.

     Animal hospitals, veterinary diagnostic laboratories and premium pet foods represented approximately 55%, 40% and 5%, respectively, of the Company's revenues for the year ended December 31, 1995. The Company's animal hospitals offer a full range of general medical and surgical services and also perform specialty services such as orthopedics for small animals, including dogs, cats, birds and other household pets. In addition to treating disease and injury, the Company's animal hospitals emphasize pet wellness and offer programs to encourage routine vaccinations, health examinations, spaying and neutering and dental care. The Company's veterinary diagnostic laboratories offer a full range of diagnostic and reference tests. Laboratory tests are used by veterinarians to diagnose, monitor and treat diseases through the detection of substances in blood, urine or tissue samples and other specimens. The Company does not conduct experiments on animals and is not engaged in animal research. Vet's Choice markets a line of life-stage and therapeutic premium pet foods under the brand names, Select Balance and Select Care, respectively.

     The Company's business strategy focuses on (i) expanding its animal hospital and veterinary diagnostic laboratory businesses through acquisitions and internal growth, (iii) achieving cost savings by consolidating operations and realizing economies of scale in purchasing and administrative support functions and the implementation of the Company's standard management programs,
(iii) taking advantage of its unique opportunity to deliver its products and services through multiple channels to its customers, who are primarily veterinarians and pet owners, and (iv) capitalizing on its leadership position within the companion animal health care industry to expand into other products and services for veterinarians and pet owners.

                                 RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY.

PENDING TRANSACTIONS

     VCA acquired Pets' Rx, the owner and operator of 16 animal hospitals in California and Nevada, on June 19, 1996.

     VCA has entered into a merger agreement with The Pet Practice, Inc. (the "Pet Practice Merger") and acquired Pets' Rx with the expectation that the transactions will result in beneficial synergies for the combined business. These include the potential to realize improved operating margins at animal hospitals through a strategy of centralizing various corporate and administrative functions and leveraging fixed costs while providing customers with improved services.

     Achieving these anticipated business benefits will depend in part on whether the operations of Pet Practice and Pets' Rx, or either of them, can be integrated with the operations of VCA in an efficient, effective and timely manner. There can be no assurance that this will occur. The combination of two or three of the companies will require, among other things, integration of the companies' management staffs, coordination of the companies' sales and marketing efforts, integration and coordination of the companies' development teams and the identification and elimination of redundant and/or unnecessary overhead and poor-performing hospitals. The success of this process will be significantly influenced by the ability of the combined business to retain key management and marketing and development personnel. There is no assurance that this integration will be accomplished smoothly or successfully or that VCA will be successful in retaining key members of management. The difficulties of such integration may be increased by the necessity of coordinating geographically separated organizations with distinct cultures. The integration of operations of two or three of the companies following the mergers will require the dedication of management resources, which may temporarily distract attention from the day-to-day business of the combined business. The inability of management to integrate successfully the operations of two or three of the companies could have an adverse effect on the business and results of the combined business. In addition, even if the operations of the three companies are ultimately successfully integrated, it is anticipated that the integration will be accomplished over time and, in the interim, the combination may have an adverse effect on the business, results of operations and financial condition of the combined business.

     In addition, there can be no assurance that the present and potential customers of VCA, Pet Practice and Pets' Rx will continue their current utilization patterns without regard to the proposed mergers or that the proposed mergers will not have an adverse impact upon relationships with veterinarians and other animal health care professionals currently employed by VCA, Pet Practice and Pets' Rx. Any significant reduction in utilization patterns by VCA, Pet Practice and Pets' Rx's customers, or any significant adverse impact on relationships with the veterinarians and other animal health care professionals currently employed by VCA, Pet Practice or Pets' Rx, could have an adverse effect on the near-term business and results of operations of the combined business.

     Pet Practice commenced operations in October 1993, although the initial business Pet Practice acquired has, and most of the veterinary hospitals acquired since have, operated over a substantial period. Pet Practice had net losses of $4,888,000 in fiscal 1994, $3,175,000 in fiscal 1995 and $899,000 for the thirteen weeks ended April 3, 1996 and an accumulated deficit of $9,591,000 as of April 3, 1996 relating to net losses in the period from October 27, 1993 (commencement of operations) through December 29, 1993, fiscal 1994 and 1995 and the thirteen weeks ended April 3, 1996. In view of Pet Practice's significant recent growth and the impact of certain charges on Pet Practice's 1994 and 1995 results, Pet Practice's historical financial performance may not be indicative of its future performance. There can be no assurance that Pet Practice will achieve profitability or successfully implement its business strategy.

     Pets' Rx commenced operations on May 28, 1991. Pets' Rx had net losses of approximately $2,805,000 in fiscal 1994, $1,977,000 in fiscal 1995 and $358,000 for the three months ended March 31, 1996 and an accumulated deficit of $8,505,000 as of March 31, 1996. Further losses are expected to be recorded for fiscal 1995 and 1993 as a result of anticipated pooling adjustments. In view of Pets' Rx's recent growth and the impact of nonrecurring charges and certain other charges on Pets' Rx's 1994 and 1995 results, Pets' Rx's historical financial performance may not be indicative of its future performance. There can be no assurance that Pets' Rx will achieve profitability or successfully implement its business strategy.

ANTICIPATED EFFECTS OF ACQUISITIONS

     VCA is currently evaluating the operations of the businesses of Pet Practice and Pets' Rx for purposes of developing a plan for the integration of the businesses to be acquired with VCA's existing operations. Although this plan is not yet complete, it is anticipated that a significant restructuring of the combined operations will be required as a result of the mergers. As a consequence of this restructuring and the consummation of the mergers, VCA anticipates incurring one-time restructuring and related charges in the second and/or third quarters of 1996. The magnitude of these charges has not been quantified at this time.

     The Pets' Rx acquisition is intended to be accounted for on a pooling of interests basis. Under the pooling rules, the historical financial results of VCA will be restated to reflect the combination, following certain adjustments. Pets' Rx incurred a loss in each of the three fiscal years ended December 31, 1995 and in the first quarter ended March 31, 1996. Following the consummation of the merger, the historical results of VCA will be restated to reflect the historical losses of Pets' Rx. In addition, Pets' Rx is expected to continue to incur losses in the second quarter of 1996. Further, under the pooling rules, the costs incurred by VCA and Pets' Rx in consummating the merger will be expensed during the second quarter.

     The Pet Practice Merger is intended to be accounted for as a purchase. Under the purchase rules, the Pet Practice Merger is expected to result in a significant increase in the goodwill and other intangibles recorded on VCA's balance sheet. This increase in goodwill and other intangibles will be in addition to the increase resulting from the combination with Pets' Rx, which also has significant goodwill and other intangibles recorded on its balance sheet. As a result, VCA expects that its amortization expense will significantly increase over historical levels.

     The combined effect of the restructuring and other charges discussed above, the pooling treatment in the Pets' Rx acquisition and the increased amortization expense will have an adverse effect on the results of operations of VCA in each of the second and third quarters of 1996. Further, the effect of the increased amortization expense is expected to temper reported earnings of VCA in the fourth quarter and subsequent periods.

RAPID EXPANSION AND MANAGEMENT OF GROWTH

     Due to the number and size of acquisitions completed since January 1, 1994, VCA and Pet Practice have experienced rapid growth. In 1994, VCA completed six acquisitions (five animal hospitals and one veterinary diagnostic laboratory) and in 1995, VCA completed 32 acquisitions (25 animal hospitals, six veterinary diagnostic laboratories and the remaining 30 percent interest in Professional Animal Laboratory ("PAL")). As a result of these acquisitions, VCA's revenues have grown from $25.3 million in 1993 to $42.2 million in 1994 and to $92.1 million in 1995. In addition, during this period, VCA entered two new lines of business, veterinary diagnostic laboratories and premium pet food.

     In 1994, Pet Practice acquired 30 veterinary hospitals and in 1995, Pet Practice acquired 38 veterinary hospitals. As a result of these acquisitions, Pet Practice's revenues have grown from $1.2 million in the period from October 27, 1993 to December 29, 1993 to $15.1 million in fiscal 1994 and to $40.6 million in fiscal 1995.

     VCA's and Pet Practice's growth and pace of acquisitions have placed, and will continue to place, a substantial strain on their respective management, operational, financial and accounting resources. The successful management of this growth will require VCA and Pet Practice to continue to implement and improve their respective financial and management information systems and to train, motivate and manage their respective employees. There can be no assurance that the combined business will be able to identify, consummate or integrate acquisitions without substantial delays, costs or other problems. Once integrated, acquisitions may not achieve sales, profitability and asset productivity commensurate with the combined business' other operations. In addition, acquisitions involve several other risks, including adverse short-term effects on the combined business' reported operating results, impairments of goodwill and other intangible assets, the diversion of management's attention, the dependence on retention, hiring and training of key personnel, the amortization of intangible assets and risks associated with unanticipated problems or legal liabilities. The combined business' failure to manage growth effectively would have a material adverse effect on the combined business' results of operations and its ability to execute its business strategy.

     In addition, the growth experienced by VCA and Pet Practice, and the corresponding increased need for timely information, have placed significant demands on VCA's and Pet Practice's existing accounting and management information systems. As a result, Pet Practice is in the process of upgrading, and VCA intends to upgrade, these systems in 1996. No assurance can be given that these upgrades will be completed successfully or that the new systems can be successfully integrated or that the new systems will effectively serve the combined business' future information requirements.

DEPENDENCE ON ACQUISITIONS FOR FUTURE GROWTH

     VCA's, Pet Practice's and the combined business' respective growth strategies are dependent principally on their ability to acquire existing animal hospitals and (in the case of VCA and the combined business) veterinary diagnostic laboratories. Successful acquisitions involve a number of factors which are difficult to control, including the identification of potential acquisition candidates, the willingness of the owners to sell on reasonable terms and the satisfactory completion of negotiations. In addition, acquisitions may be subject to pre-merger or post-merger review by governmental authorities for antitrust and other legal compliance. Adverse regulatory action could negatively affect VCA, Pet Practice and the combined business' respective operations through the assessment of fines or penalties against VCA, Pet Practice and the combined business or the possible requirement of divestiture of one or more of VCA's, Pet Practice's and the combined business' operations.

     There can be no assurance that the combined business will be able to identify and acquire acceptable acquisition candidates on terms favorable to the combined business in a timely manner in the future. Assuming the availability of capital, VCA's plans include an aggressive acquisition program involving the acquisition by the combined business of at least 15 to 25 facilities per year. During the period from January 1, 1996 to June 20, 1996, VCA acquired (i) Pets' Rx, the owner and operator of 16 animal hospitals, (ii) three veterinary diagnostic laboratories and (iii) 11 animal hospitals, one of which was consolidated into an existing facility. During this same period, Pet Practice has acquired three veterinary hospitals. Each of VCA and Pet Practice continues to evaluate acquisitions and negotiate with several potential acquisition candidates (although Pet Practice is precluded by the Merger Agreement from effecting any acquisition while the Merger is pending without the approval of VCA). The failure to complete acquisitions and continue expansion could have a material adverse effect on VCA's, Pet Practice's and the combined business' financial performance. As the combined business proceeds with its acquisition strategy, it will continue to encounter the risks associated with the integration of acquisitions described above.

LEVERAGE

     VCA, Pet Practice and Pets' Rx have each incurred substantial indebtedness to finance the acquisition of their respective animal hospitals and (in the case of VCA) veterinary diagnostic laboratories. Giving effect to debt incurred in acquisitions subsequent to March 31, 1996 through June 20, 1996 (excluding the acquisition of Pets' Rx), VCA had at March 31, 1996, consolidated long-term obligations (including current portion) of approximately $38.8 million. Pet Practice had at April 3, 1996 consolidated long-term obligations (including current portion) of approximately $20.0 million. At March 31, 1996, Pets' Rx had consolidated long-term obligations (including current portion) of $10.4 million. In addition, on April 17, 1996, VCA issued subordinated debt in an aggregate principal amount of $84.4 million (the "Debentures"). At December 31, 1995 and March 31, 1996, VCA's ratio of long-term debt to total stockholders' equity was 36.3% and 36.4%, respectively. As of March 31, 1996, after giving effect to the Transactions and the sale of the Debentures, the ratio of long-term debt to total stockholders' equity will be 82.8%. VCA expects to incur additional indebtedness in the future to continue its acquisition strategy.

RISKS ASSOCIATED WITH INTANGIBLE ASSETS

     A substantial portion of the assets of VCA, Pet Practice and Pets' Rx consists of intangible assets, including goodwill and covenants not to compete relating to the acquisition of animal hospitals and veterinary diagnostic laboratories. At March 31, 1996, VCA's balance sheet reflected $85.2 million of intangible assets of these types, a substantial portion of VCA's $157.0 million in total assets at such date. At April 3, 1996, Pet Practice's balance sheet reflected $53.8 million of intangible assets of these types, a significant portion of Pet Practice's $79.7 million in total assets. At March 31, 1996, Pets' Rx's balance sheet reflected $9.3 million of intangible assets of these types prior to pooling adjustments, a significant portion of Pets' Rx's $14.6 million in total assets at such date. VCA expects the aggregate amounts of goodwill and other intangible assets on its balance sheet to increase in the future in connection with additional acquisitions. This increase will have an adverse impact on earnings as goodwill and other intangible assets will be amortized against earnings. In the event of any sale or liquidation of VCA, there can be no assurance that the value of these intangible assets will be realized. In addition, the respective companies continually evaluate whether events and circumstances have occurred that indicate the remaining balance of intangible assets may not be recoverable. When factors indicate that these intangible assets should be evaluated for possible impairment, they may be required to reduce the carrying value of intangible assets, which could have a material adverse effect on results of operations during the periods in which such reduction is recognized. In accordance with this policy, VCA recognized a writedown of goodwill and related assets in the amount of $2.3 million in 1993 in connection with three of VCA's facilities which were not performing. There can be no assurance that the combined business will not be required to writedown assets further in future periods. In connection with an accounting change related to the pooling of interests of Pets' Rx, the combined company will recognize a pretax writedown of $2.1 million in each of 1993 and 1995.

GUARANTEED PAYMENTS

     In connection with acquisitions in which the purchase price consists, in part, of shares of common stock, par value $0.001, of VCA ("VCA Common Stock") (the "Guarantee Shares"), VCA often guarantees (the "Guarantee Right") that the value of such stock (the "Measurement Price") two to three years following the date of the acquisition (the "Guarantee Period") will equal or exceed the value of the stock on the date of acquisition (the "Issue Price"). In the event the Measurement Price does not equal or exceed the Issue Price, VCA typically is obligated either to (i) pay to the seller in cash, notes payable or additional shares of VCA Common Stock the difference between the Issue Price and the Measurement Price multiplied by the number of Guarantee Shares then held by the seller, or (ii) purchase the Guarantee Shares then held by the seller. Once the Guarantee Shares are registered for resale under the Act, which registration VCA covenants to effect generally within six months of issuance of the Guarantee Shares, the seller's Guarantee Right typically terminates if the VCA Common Stock trades at 110% to 120% of the Issue Price for five to 15 consecutive days, depending on the terms of the specific acquisition at issue. There are 285,444 Guarantee Shares outstanding at March 31, 1996 with Issue Prices ranging from $11.70 to $17.49 that have not been registered for resale. If the value of the VCA Common Stock decreases and is less than an Issue Price at the end of the respective Guarantee Period for these shares, VCA may be obligated to compensate these sellers.

     In connection with the Pet Practice merger, VCA will assume the Guarantee Rights issued by Pet Practice (which generally operate similarly to the Guarantee Rights issued by VCA, except that there is no provision for a release of the Guarantee Right). Giving effect to the terms of the Merger, the number of Guarantee Shares issued by Pet Practice is not material to the capitalization of the combined business.

SEASONALITY AND FLUCTUATING QUARTERLY RESULTS

     A large portion of the businesses of VCA, Pet Practice and Pets' Rx is seasonal, with operating results varying substantially from quarter to quarter. Historically, VCA's revenues have been greater in the second and third quarters than in the first and fourth quarters. The demand for VCA's veterinary services are significantly higher during warmer months because pets spend a greater amount of time outdoors, where they are more likely to be injured and are more susceptible to disease and parasites. In addition, use of veterinary services may be affected by levels of infestation of fleas, heartworms and ticks, and the number of daylight hours, as well as general economic conditions. A substantial portion of VCA's and the combined business' costs are fixed and do not vary with the level of demand. Consequently, net income for the second and third quarters at individual animal hospitals generally has been higher than that experienced in the first and fourth quarters.

DEPENDENCE ON KEY MANAGEMENT

     VCA's and the combined business' success will continue to depend to a significant extent on VCA's executive officers and other key management, particularly its Chief Executive Officer, Robert L. Antin. VCA has an employment contract with Mr. Robert Antin, Mr. Arthur Antin, Chief Operating Officer of VCA, Mr. Neil Tauber, Senior Vice President of VCA, and Mr. Tomas Fuller, Chief Financial Officer of VCA, each of which expires in December 1998. VCA has no other written employment agreements with its executive officers. None of VCA's officers are parties to noncompetition covenants which extend beyond the term of their employment with VCA. VCA maintains "key man" life insurance on Mr. Robert Antin in the amount of $3.0 million, of which VCA is the sole beneficiary. VCA does not maintain any insurance on the lives of its other senior management. As VCA continues to grow, it will continue to hire, appoint or otherwise change senior managers and other key executives. There can be no assurance that VCA will be able to retain its executive officers and key personnel or attract additional qualified members to management in the future. In addition, the success of certain of VCA's acquisitions may depend on VCA's ability to retain selling veterinarians of the acquired companies.
The loss of services of any key manager or selling veterinarian could have a material adverse effect upon VCA's business.

JOINT VENTURES

     VCA conducts a portion of its veterinary diagnostic laboratory business through a joint venture with Vet Research, Inc. ("VRI"), and conducts its pet food business through a joint venture with Heinz Pet Products, an affiliate of H.J. Heinz Company. VCA has an option (the "VCA Option Agreement") in January 1997 to acquire the remaining 49 percent interest in the laboratory joint venture for $18.6 million in cash plus an additional amount based upon the earnings of the joint venture to be paid over six years. Based on current information available to it, VCA expects to exercise its purchase option in January 1997. If for any reason VCA does not exercise the option, VRI has the option to purchase from VCA its entire 51 percent interest for $3.5 million.
On the earlier of a change in control of VCA or January 1, 2000, Heinz Pet Products has the option to purchase all of VCA's interest in the Vet's Choice joint venture at a purchase price equal to the fair market value of such interest. The proposed acquisition of Pet Practice will not result in a change in control for purposes of the Vet's Choice joint venture. There can be no assurance that VCA will not have to sell these joint venture interests.

COMPETITION

     The companion animal health care industry is highly competitive and subject to continual change in the manner in which services are delivered and providers are selected. VCA believes that the primary competitive factors in connection with animal hospitals are convenient location, recommendation of friends, reasonable fees, quality of care and convenient hours. VCA's primary competitors for its animal hospitals in most markets are individual practitioners or small, regional multi-clinic practices. In addition, certain national companies in the pet care industry, including the operators of super-stores, are developing multi-regional networks of animal hospitals in markets which include VCA's animal hospitals. Among veterinary diagnostic laboratories, VCA believes that quality, price and the time required to report results are the major competitive factors. There are many clinical laboratory companies which provide a broad range of laboratory testing services in the same markets serviced by VCA. In addition, several national companies provide on-site diagnostic equipment that allows veterinarians to perform their own laboratory tests. VCA's major competitors in the premium pet food industry are Hill's and Iams, both of which have extensive experience in the manufacture of premium pet food and possess research and development, marketing and financial resources far greater than that of Vet's Choice.

GOVERNMENT REGULATION

     The laws of some states prohibit veterinarians from splitting fees with non-veterinarians and prohibit business corporations from providing veterinary services through the direct employment of veterinarians. These laws and their interpretations vary from state to state and are enforced by the courts and by regulatory authorities with broad discretion. Although VCA and Pet Practice believe their respective operations as currently conducted are in material compliance with existing applicable laws, there can be no assurance that VCA's and Pet Practice's existing operational structure will not be successfully challenged in one or more states as constituting the unlicensed practice of veterinary medicine. Such a determination in a state could adversely affect the operations of VCA and the combined business through the assessment of fines or penalties against VCA or the combined business or the possible requirement of divestiture of VCA's operations in the state. In addition, there can be no assurance that state legislation or regulations will not change so as to restrict VCA's or, in the future, the combined business' existing operations or the expansion of such operations.

ANTI-TAKEOVER EFFECT

     A number of provisions of VCA's Certificate of Incorporation and bylaws and certain Delaware laws and regulations relating to matters of corporate governance, certain rights of directors and the issuance of preferred stock without stockholder approval, may be deemed to have and may have the effect of making more difficult, and thereby discouraging, a merger, tender offer, proxy contest or assumption of control and change of incumbent management, even when stockholders other than VCA's principal stockholders consider such a transaction to be in their best interest. In addition, H.J. Heinz Company has an option to purchase VCA's interest in the Vet's Choice joint venture upon the occurrence of a change in control (as defined in the joint venture agreement), which may have the same effect. Accordingly, stockholders may be deprived of an opportunity to sell their shares at a substantial premium over the market price of the shares.

IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE

     Future sales by existing stockholders could adversely affect the prevailing market price of the VCA Common Stock. As of March 31, 1996, VCA had 12,873,129 shares of common stock outstanding, most of which are either freely tradeable in the public market without restriction or tradeable in accordance with Rule 144 under the Act. There are also 159,197 shares which VCA is obligated to issue in connection with certain acquisitions; 583,333 shares issuable upon conversion of outstanding preferred stock; 1,505,821 shares of VCA Common Stock issuable upon exercise of outstanding stock options; 1,607,983 shares of VCA Common Stock issuable upon exercise of outstanding warrants; and 6,635 shares issuable upon conversion of convertible notes. Shares may also be issued under price guarantees delivered in connection with acquisitions. These shares will be eligible for immediate sale upon issuance. In addition, as a result of the consummation of the Pet's Rx transaction, VCA will be obligated to issue an aggregate of approximately 801,000 shares (subject to adjustment) and if the Pet Practice transaction is consummated, VCA will be obligated to issue approximately 3,273,000 shares (assuming the VCA Common Stock has an average price at that time of $26.375). In addition, on April 17, 1996, VCA issued $84.4 million of 5.25% convertible subordinated debentures which are convertible into 2,457,060 shares of VCA Common Stock at a rate of $34.35 per share.

POSSIBLE VOLATILITY OF STOCK PRICE

     The market price of the VCA Common Stock could be subject to significant fluctuations caused by variations in quarterly operating results, litigation involving VCA, announcements by VCA or its competitors, general conditions in the companion animal health care industry and other factors. The stock market in recent years has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of publicly traded companies. The broad fluctuations may adversely affect the market price of the VCA Common Stock.

                SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock by the Selling Stockholders as of June 26, 1996, and as adjusted to reflect the sale of 460,563 shares by the Selling Stockholders. Except as may be indicated in the footnotes to the table, each of such persons has the sole voting and investment power with respect to the shares owned, subject to applicable community property laws. As of June 26, 1996, the Company had outstanding 13,414,617 shares of Common Stock, par value $.001 per share, the only outstanding voting security of the Company.


                            Common Stock Owned             Common Stock Owned
                           Prior to the Offering          After the Offering(1)
                         -------------------------------  ---------------------
                                                Number of
                            Number of  Percent    Shares   Number of  Percent
                              Shares   of Class to be Sold   Shares   of Class
                             -------- --------- ---------- ---------- --------
Daniel Negola, DVM            50,505       *      50,505       0           *
c/o VCA North Rockville
 Animal Hospital
1390 East Gude Drive
Rockville, MD 20850
(2)

Joanne Negola                 50,505       *      50,505       0           *
c/o VCA North Rockville
 Animal Hospital
1390 East Gude Drive
Rockville, MD 20850
(2)

John S. Bentley               16,878       *      16,878       0           *
451 Foothill Farms Rd.
Orange City, Florida 32673

Steven Steinberg             152,697       *     152,697       0           *
c/o VCA Veterinary
 Referral Associates
15021 Dufief Mill Rd.
Gaithersburg, MD 20878
(3)

D. Bottom, Tte U/A DTD         4,452       *       4,452       0           *
8/6/93 David P. Bottom
c/o VCA Lammers Animal
 Hospital
13128 San Pablo Ave.
San Pablo, CA 94805
(4)

Southwest Veterinary          85,776       *      85,776       0           *
Diagnostics, Inc.
c/o Buffalo River Ltd.;
 Arizona corporation
1052 East LeMarche
Pheonix, Arizona 85023
(5)

Richard Watson                31,250       *      31,250       0           *
c/o Veterinary Centers
 of America, Inc.
3420 Ocean Park Blvd.
Suite 1000
Santa Monica, CA 90405
(6)

Barry Watson                  13,500       *      13,500       0           *
c/o Veterinary Centers
 of America, Inc.
3420 Ocean Park Blvd.
Suite 1000
Santa Monica, CA 90405
(7)

Lynn E. Schutt                52,250       *      52,250       0           *
c/o VCA Old Town Animal
 Hospital
425 N. Henry Drive
Alexandria, VA 22314
(8)

Scott Pettyjohn                2,750       *       2,750       0           *
c/o VCA Old Town Animal
 Hospital
425 N. Henry Drive
Alexandria, VA 22314
(9)

* Less than one percent.

(1) Assumes that the persons included in the table do not purchase additional shares and assumes that outstanding warrants to purchase the Company's Common Stock are not exercised.

(2) Daniel Negola presently is employed by North Rockville Animal Hospital, Inc., a Maryland corporation and a wholly-owned subsidiary of VCA.

(3) Steven Steinberg presently is employed by VCA Referral Associates Animal Hospital, Inc., a California corporation and a wholly owned subsidiary of VCA.

(4) David Bottom presently is employed by VCA Lammers Animal Hospital, Inc., a California corporation and a wholly owned subsidiary of VCA.

(5) Robert Bartsch and Marge Westhoff (the "Southwest Stockholders") collectively own all of the issued and outstanding stock of Southwest Veterinary Diagnostics, Inc. The Southwest Stockholders presently are employed by VCA Professional Animal Laboratory, Inc., a California corporation and a wholly owned subsidiary of VCA.

(6) Richard Watson presently is employed by Pets' Rx, Inc., a Delaware corporation and a wholly owned subsidiary of VCA.

(7) Barry Watson presently is employed by Pets' Rx, Inc., a Delaware corporation and a wholly owned subsidiary of VCA.

(8) Lynn Schutt presently is employed by Old Town Veterinary Hospital, Inc., a Virginia corporation and a wholly-owned subsidiary of VCA.

(9) Scott Pettyjohn presently is employed by Old Town Veterinary Hospital, Inc., a Virginia corporation and a wholly-owned subsidiary of VCA.

     The Selling Stockholders may sell all or a portion of the shares of Common Stock offered hereby from time to time in brokerage transactions in the over-the-counter market at prices and terms prevailing at the times of such sales. The Selling Stockholders may also make private sales directly or through brokers. The Selling Stockholders may individually pay customary brokerage commissions and expenses. In connection with any sales, the Selling Stockholders and any brokers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act, in which event commissions received by such brokers may be deemed underwriting commissions under such Act.

     Under the 1934 Act and the regulations thereunder, any person engaged in a distribution of the shares of Common Stock of the Company offered by this Prospectus may not simultaneously engage in market making activities with respect to the shares of Common Stock of the Company during the applicable "cooling off" periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Stockholders will need to comply with applicable provisions of the 1934 Act and the rules and regulations thereunder including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of shares of Common Stock by the Selling Stockholders.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 145 of the Delaware General Corporation Law provides that the Company may indemnify an officer or director who is made a party to a "proceeding" (including a law suit or derivative action) because of his position, if he acted in good faith in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful, and may advance expenses incurred in defending any proceeding in certain cases. If the director or officer is successful on the merits or otherwise, he must be indemnified against all expenses actually and reasonably incurred. If the officer or director is adjudged liable, indemnity can be made only by court order.

     The Company has also entered into an indemnity agreement (the "Indemnity Agreement") with its directors which provides for mandatory indemnity of an officer or director made party to a "proceeding" by reason of the fact that he or she is or was a director of the Company, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company. The Indemnity Agreement also obligates the Company to advance expenses to a director provided that he or she is not entitled to partial indemnification. Directors are also entitled to partial indemnification, and indemnification for expenses incurred as a result of acting at the request of the Company as a director, officer or agent of an employee benefit plan or other partnership, corporation, joint venture, trust or other enterprise owned or controlled by the Company.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Company pursuant to the above statutory provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


                                 LEGAL MATTERS

     The validity of the VCA Common Stock offered hereby will be passed upon for the Company by Troop Meisinger Steuber & Pasich, LLP, Los Angeles, California.

                                    EXPERTS

     The audited consolidated financial statements of VCA, the audited supplemental combined financial statements of VCA, the audited financial statements of Southwest Veterinary Diagnostic, Inc. and the audited financial statements of Pets' Rx, Inc. incorporated by reference in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The financial statements of Pet Practice incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Price Waterhouse LLP, independent accountants, as set forth in its report thereon appearing elsewhere herein. Such financial statements have been so included in reliance on such report, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Pets' Rx as of and for each of the two years in the period ended December 31, 1994 incorporated by reference in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PART II.       INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with the offering are as follows:

                                                                        Amount
                                                                      ---------
Registration Fee Under Securities Act of 1933 . . . . . . . . . . . . $3,573.33
NASD Filing Fee . . . . . . . . . . . . . . . . . . . . . . . . . . . $    *
Blue Sky Fees and Expenses. . . . . . . . . . . . . . . . . . . . . . $    *
Printing and Engraving Certificates . . . . . . . . . . . . . . . . . $    *
Legal Fees and Expenses . . . . . . . . . . . . . . . . . . . . . . . $  2,000
Accounting Fees and Expense . . . . . . . . . . . . . . . . . . . . . $    *
Registrar and Transfer Agent Fees . . . . . . . . . . . . . . . . . . $    *
Miscellaneous Expenses. . . . . . . . . . . . . . . . . . . . . . . . $    *
                                                                      ---------
     TOTAL. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $5,573.33
                                                                      =========
_________________

* Not applicable or none.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law provides that the Company may indemnify an officer or director who is made a party to a "proceeding" (including a law suit or derivative action) because of his position, if he acted in good faith in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful, and may advance expenses incurred in defending any proceeding in certain cases. If the director or officer is successful on the merits or otherwise, he must be indemnified against all expenses actually and reasonably incurred. If the officer or director is adjudged liable, indemnity can be made only by court order.

     The Company has also entered into an indemnity agreement (the "Indemnity Agreement") with its directors which provides for mandatory indemnity of an officer or director made party to a "proceeding" by reason of the fact that he or she is or was a director of the Company, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company. The Indemnity Agreement also obligates the Company to advance expenses to a director provided that he or she is not entitled to partial indemnification. Directors are also entitled to partial indemnification, and indemnification for expenses incurred as a result of acting at the request of the Company as a director, officer or agent of an employee benefit plan or other partnership, corporation, joint venture, trust or other enterprise owned or controlled by the Company.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Company pursuant to the above statutory provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     See the Exhibit Index of this Registration Statement.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that it will:

     (1) File, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any additional or changed material information on the plan of distribution.

     (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of such securities at that time to be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities being registered which remain unsold at the end of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, and the State of California on the 29th day of June, 1996.

                              VETERINARY CENTERS OF AMERICA, INC.
                              (Registrant)


                              By:  /s/ Robert L. Antin
                                   ------------------------------------
                                   Robert L. Antin
                                   Chairman and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signature                            Title                   Date
- ---------                            -----                   ----
                                     President, Chief
                                     Executive Officer and
                                     Chairman of the Board
                                     (Principal Executive
/s/ Robert L. Antin                  Officer and Director)   June 29, 1996
- ------------------------------
Robert L. Antin
                                     Chief Operating
                                     Officer, Senior
                                     Vice President and
/s/ Arthur J. Antin                  Director                June 29, 1996
- ------------------------------
Arthur J. Antin

                                     Senior Vice President,
/s/ Neil Tauber                      Treasurer and Director  June 29, 1996
- ------------------------------
Neil Tauber

                                     Vice President, Chief
/s/ Tomas W. Fuller                  Financial Officer and   June 29, 1996
- ------------------------------
Tomas W. Fuller                      Assistant Secretary

                                     Vice President, Chief
/s/ Deborah W. Moore                 Accounting Officer      June 29, 1996
- ------------------------------
Deborah W. Moore

/s/ John A. Heil                     Director                June 29, 1996
- ------------------------------
John A. Heil

/s/ John Chickering                  Director                June 29, 1996
- -----------------------------
John Chickering

/s/ Richard A. Gillespie             Director                June 29, 1996
- -----------------------------
Richard A. Gillespie

                                 EXHIBIT INDEX


No.               Item                                     Page

 5.1 Opinion of Troop Meisinger Steuber & Pasich, LLP

23.1 Consent of Arthur Andersen LLP

23.2 Consent of Price Waterhouse LLP

23.3 Consent of Price Waterhouse LLP

23.4 Consent of Troop Meisinger Steuber & Pasich, LLP
     (included in Exhibit 5.1)